United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2014

Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
414 Union Street, Suite 2000, Nashville, TN 37219
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

SIGNATURES	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ FRAZIER & DEETER, LLC
Nashville, TN

June 29, 2015

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013

ASSETS:

Investments — at fair value:
Mutual Funds	—	85,944,831
Stable value funds	—	12,130,455
Louisiana-Pacific Corporation common stock	—	24,513,777
Collective trust funds	—	1,278,256
Total investments	—	123,867,319

Receivables:
Notes receivable from participants	—	5,215,648
Employer contributions	—	1,723,381
Total receivables	—	6,939,029

Total assets	—	130,806,348

LIABILITIES:
Accrued administrative expenses	—	37,864

Total liabilities	—	37,864

Net assets available for benefits at fair value before adjustment to contract value	—	130,768,484

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	—	(169,522)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$130,598,962

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2014	2013

ADDITIONS:
Contributions:
Employer contributions	$2,920,801	$4,405,305
Participant contributions	6,509,244	5,372,276
Total contributions	9,430,045	9,777,581

Investment income (loss):
Dividend and interest income	5,118,532	2,770,324
Net appreciation (depreciation) in fair value of investments
(includes realized gains and losses)	(9,579,989)	12,663,216
Net investment income (loss)	(4,461,457)	15,433,540

Interest income on participant loans	226,343	227,163

Total additions	5,194,931	25,438,284

DEDUCTIONS:
Administrative expenses	82,135	133,242
Benefits paid to participants	9,031,151	10,346,534
Plan merge conversion-out	126,680,607	—
Total deductions	135,793,893	10,479,776

NET INCREASE (DECREASE)	(130,598,962)	14,958,508

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	130,598,962	115,640,454

End of year	$—	$130,598,962

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

1.    DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General - This Plan was initially adopted in 2000, and operated pursuant to an amended and restated plan document dated January 1, 2009. The Plan is a defined contribution plan covering all U.S. hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit, certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “IRC”) and the Employee Retirement Income Security Act of 1974 (ERISA) as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP. Effective 12/31/2014 the hourly plan merged into the salaried plan. The salaried plan was renamed to Louisiana-Pacific 401(k) and Profit Sharing Plan.

Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) non-discretionary matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements. Participant salary reduction contributions are subject to certain IRC limitations.

Participants may elect to contribute a pre-tax and/ or Roth percentage of their compensation to the Plan each year, subject to limitations, as defined in the plan document and set by the IRC. Such pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. As of January 1, 2014, automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

As of January 1, 2013, LP matches contributions at 100% of the first 2% and 50% of the next 3% of eligible compensation deferred. No discretionary profit sharing contribution was made in 2014. A discretionary profit sharing contribution of $1,723,381 was made for 2013. Participants may direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Amendments - The First Amendment to the restated Plan Document was effective January 1, 2010 to reinstate the Employer match contribution. The Plan was amended effective January 1, 2011 to allow Roth after-tax contributions and include an addition of a feature to automatically increase the deferral rate for any participant up to a 5% deferral annually. Effective January 1, 2012, the Plan was amended to allow carry over of the Catch Up Contribution election and to modify the financing period on all loans taken out after January 1, 2012. Effective January 1, 2013 the Plan was amended to increase the company match to 100% of the first 2% and 50% of the next 3% of eligible compensation deferred. Restrictions regarding participant installment distributions were removed to allow distributions to extend beyond a 20 year period. The Plan was amended effective January 1, 2014 to increase automatic enrollment and automatic boost to 6%. The vesting on matching contributions was reduced to 2 years of vesting service. The 2013 and 2014 changes reclassified the plan as a Qualified Automatic Contribution Arrangement (QACA) and ADP/ACP testing is no longer required.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 25 mutual funds, LP common stock, 2 collective trusts and a stable value fund as investment options.

Vesting - Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

•	Completion of three years of service for the profit sharing contribution (five years of service for the profit sharing contributions related to plan years beginning before January 2008)

•	Completion of two years of service for the matching contributions

•	Death

•	Attainment of age 65 (age 60 for the amounts transferred from the Employee Share ownership trust (ESOT))

Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65

•	Death of the participant

•	Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in one lump-sum.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, for a period of no more than 4 years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding loan balance.

Hardship Withdrawals - No amounts may be withdrawn from an hourly deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Plan funds forfeited by participants who terminate employment before they are fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $0 and $68,645. These forfeitures will be used to reduce future employer contributions and/or pay Plan administrative expenses. During the years ended December 31,

2014 and 2013, employer contributions were reduced by $3,885 and $85,250 from forfeited non-vested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The collective trust funds are stated at fair value based on the net asset value provided by the administrator of the fund. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value within investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits - Benefit payments are recorded when disbursed.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan document while others are paid directly by the Company and are excluded from these financial statements. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers - The Company also sponsors a 401(k) plan for salaried employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the years ended December 31, 2014 and 2013, Plan transfers out of the hourly plan into the salary plan related to these status changes were $734,022 and $511,271. For the year ended December 31, 2014 and 2013, there were no Plan transfers to the hourly plan from the salary plan. Plan transfers are included in Participant contributions in the Statements of Changes in Net Assets Available for Benefits.

3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013. The Plan's investments are held by the trustee and are recorded at fair value. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals. Under the terms of the Declaration of Trust, investments in the stable value fund require either a 12- or 30-months advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

Shares of mutual funds, and LP Common Stock, are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The stable value fund is a common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the Stable Value Fund is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The collective trust funds are valued at the net asset value of units of a bank collective trust. The fair value of the funds are determined using the net asset value provided by the administrator of the funds. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by the Plan. A 5-day advance notice to the fund administrator is required if the Plan decides to withdraw the funds as investment options in the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan's assets at fair value as of December 31, 2013. There were no assets held by the Plan at December 31, 2014.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$24,513,777	$—	$—	$24,513,777

Mutual funds:
Domestic stock funds	26,879,627	—	—	26,879,627
International stock fund	53,401,922	—	—	53,401,922
Balanced funds	1,280,916	—	—	1,280,916
Fixed income funds	4,382,366	—	—	4,382,366
Total mutual funds	85,944,831	—	—	85,944,831

Collective trust funds:
Diversified real asset	—	118,926		118,926
International equities	—	1,159,330		1,159,330
Total collective trust funds	—	1,278,256	—	1,278,256

Stable value fund	—	12,130,455	—	12,130,455

Total	$110,458,608	$13,408,711	$—	$123,867,319

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

The following tables summarize investments measured at fair value based on the net asset value per share as of December 31, 2014 and 2013.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$—	None	Daily	None	None

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$12,130,455	None	Daily	None	None

4.    PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

5.    ADMINISTRATION OF PLAN ASSETS

As of December 31, 2014 and 2013, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

6.    INVESTMENTS

Assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits at December 31, 2014 and 2013, are as follows:

	2014	2013

Louisiana-Pacific Corporation common stock*	$—	$24,513,777
T. Rowe Price Balanced Fund*	—	8,878,856
T. Rowe Price Growth Stock Fund*	—	12,003,655
T. Rowe Price Stable Value Fund*	—	12,130,455
T. Rowe Price Retirement 2020 Fund*	—	11,398,091
T. Rowe Price Retirement 2030 Fund*	—	13,826,113
T. Rowe Price Retirement 2040 Fund*	—	9,055,707
* Represents a party-in-interest

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013

Investments — at fair value:
Mutual funds:
Domestic stock funds	$503,501	$6,821,498
Balanced funds	648,861	7,155,448
International stock fund	(98,448)	139,033
Fixed income funds	81,744	(242,280)
Louisiana-Pacific Corporation common stock	(10,663,628)	(1,353,798)
Collective trust funds:
Diversified real assets	6,299	(7,855)
International equities	(58,317)	151,170

Net appreciation (depreciation) in fair value of investments	$(9,579,989)	$12,663,216

7.     STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.
Restrictions on the Plan - The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc. LP is the Plan Sponsor and T. Rowe Price Associates, Inc. is the trustee and recordkeeper as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2013, the Plan held 1,324,353 shares of common stock of the Company, the sponsoring employer, with a cost basis of $12,949,657. During the years ended December 31, 2014 and 2013, there was no dividend income from common stock of the Company to be recorded.

9.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated June 10, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the receipt of the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500 as of December 31, 2014 and 2013 is as follows:

	2014	2013

Net assets available for benefits per the financial statements	$—	$130,598,962
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	—	169,522

Benefits payable	(94,620)	—

Net assets available for benefits per the Form 5500	$(94,620)	$130,768,484

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses, and realized gains and losses) for the years ended December 31, 2014 and 2013, to Form 5500:

	2014	2013

Net investment income (loss) per financial statements	$(4,461,457)	$15,433,540
Interest income on notes receivable from participants	226,343	227,163
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	169,522	92,868

Net investment income (loss) per Form 5500	$(4,065,592)	$15,753,571

11.    SUBSEQUENT EVENTS

The plan has evaluated subsequent events through June 29, 2015, the date the financial statements were issued.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

By:	/s/ Rebecca A Barckley
Rebecca A Barckley
Administrative Committee Member

Date: June 29, 2015